sembcorp

RECEIVED

2009 NOV 10 A 8:

Co Regn No: 199802418D

Rule 12g3-2(b) File No. 825109

09047281

30 October 2009

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Dear Sirs

Sembcorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed are the announcements submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Sembcorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

Kwong Sook May
Company Secretary

Encs

C:jesstan/SgxnetAnn/SEClltr

SEMBCORP INDUSTRIES LTD
(Registration No: 199802418D)

Pursuant to Rule 704 (26) of the Listing Manual of the Singapore Exchange Securities Trading Limited, Sembcorp Industries Ltd wishes to announce the following details on the use of treasury shares:-

a)	Date of the sale, transfer, cancellation and/or use:	30 October 2009	
b)	Purpose of such sale, transfer, cancellation and/or use:	Executives' Shares Option Plan	
c)	Number of treasury shares sold, transferred, cancelled and/or used:	3,000	
d)	Number of treasury shares before and after such sale, transfer, cancellation and/or use:	Before change	5,519,424
		After change	5,516,424
e)	Percentage of the number of treasury shares against the total number of shares outstanding in a class that is listed before and after such sale, transfer, cancellation and/or use:	Before change	0.31%
		After change	0.31%
f)	Value of the treasury shares if they are used for a sale or transfer, or cancelled:	S$12,436.67	

Kwong Sook May
Company Secretary

October 30, 2009

SEMBCORP INDUSTRIES LTD
(Registration No: 199802418D)

Pursuant to Rule 704 (26) of the Listing Manual of the Singapore Exchange Securities Trading Limited, Sembcorp Industries Ltd wishes to announce the following details on the use of treasury shares:-

a)	Date of the sale, transfer, cancellation and/or use:	23 October 2009	
b)	Purpose of such sale, transfer, cancellation and/or use:	Executives' Shares Option Plan	
c)	Number of treasury shares sold, transferred, cancelled and/or used:	6,000	
d)	Number of treasury shares before and after such sale, transfer, cancellation and/or use:	Before change	5,525,424
		After change	5,519,424
e)	Percentage of the number of treasury shares against the total number of shares outstanding in a class that is listed before and after such sale, transfer, cancellation and/or use:	Before change	0.31%
		After change	0.31%
f)	Value of the treasury shares if they are used for a sale or transfer, or cancelled:	S$24,873.34	

Kwong Sook May
Company Secretary

October 23, 2009

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MISCELLANEOUS

* *Asterisks denote mandatory information*

Name of Announcer *	SEMBCORP INDUSTRIES LTD
Company Registration No.	199802418D
Announcement submitted on behalf of	SEMBCORP INDUSTRIES LTD
Announcement is submitted with respect to *	SEMBCORP INDUSTRIES LTD
Announcement is submitted by *	Kwong Sook May
Designation *	Company Secretary
Date & Time of Broadcast	22-Oct-2009 17:19:49
Announcement No.	00061

>> ANNOUNCEMENT DETAILS

The details of the announcement start here ...

Announcement Title *

DATE OF RELEASE FOR SEMBCORP INDUSTRIES' THIRD QUARTER 2009 FINANCIAL RESULTS

Description

Singapore, October 22, 2009 - Sembcorp Industries wishes to announce that the Third Quarter 2009 financial results will be released on Friday, November 6, 2009 after trading hours.

The Notice will be updated should there be any amendments.

For further information, please contact:

Ms Ng Lay San
Vice President
Group Corporate Relations
DID : +65 6723 3150
Email : ng.laysan@sembcorp.com

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SEMBCORP INDUSTRIES LTD
(Registration No: 199802418D)

Pursuant to Rule 704 (26) of the Listing Manual of the Singapore Exchange Securities Trading Limited, Sembcorp Industries Ltd wishes to announce the following details on the use of treasury shares:-

a)	Date of the sale, transfer, cancellation and/or use:	16 October 2009	
b)	Purpose of such sale, transfer, cancellation and/or use:	Executives' Shares Option Plan	
c)	Number of treasury shares sold, transferred, cancelled and/or used:	6,125	
d)	Number of treasury shares before and after such sale, transfer, cancellation and/or use:	Before change	5,531,549
		After change	5,525,424
e)	Percentage of the number of treasury shares against the total number of shares outstanding in a class that is listed before and after such sale, transfer, cancellation and/or use:	Before change	0.31%
		After change	0.31%
f)	Value of the treasury shares if they are used for a sale or transfer, or cancelled:	S$25,391.54	

Kwong Sook May
Company Secretary

October 16, 2009

SEMBCORP INDUSTRIES LTD
(Registration No: 199802418D)

Pursuant to Rule 704 (26) of the Listing Manual of the Singapore Exchange Securities Trading Limited, Sembcorp Industries Ltd wishes to announce the following details on the use of treasury shares:-

a)	Date of the sale, transfer, cancellation and/or use:	9 October 2009	
b)	Purpose of such sale, transfer, cancellation and/or use:	Executives' Shares Option Plan	
c)	Number of treasury shares sold, transferred, cancelled and/or used:	18,250	
d)	Number of treasury shares before and after such sale, transfer, cancellation and/or use:	Before change	5,549,799
		After change	5,531,549
e)	Percentage of the number of treasury shares against the total number of shares outstanding in a class that is listed before and after such sale, transfer, cancellation and/or use:	Before change	0.31%
		After change	0.31%
f)	Value of the treasury shares if they are used for a sale or transfer, or cancelled:	S$75,656.42	

Kwong Sook May
Company Secretary

October 9, 2009